April 13, 2007

Daniel P. Foley
Chief Financial Officer
Rancher Energy Corp.
999 – 18th Street, Suite 1740
Denver, Colorado 80202

       Re: **Rancher Energy Corp. (Company)**
             File No.: 000-51425

Dear Mr. Foley,

      In your Form 8-K, as amended, dated December 22, 2006 and in your letter dated April 6, 2007, you state that the Company acquired the South Cole Creek and South Glenrock properties (Properties) from Nielson & Associates, Inc. for $46.67 million. As we previously noted in our comment letter dated March 19, 2007, it appears the Company owned only interests in non-producing oil and gas properties at September 30, 2006 (Broadview Dome Prospect) and through the date of the acquisition of the Properties. The Properties were the first interests in producing oil and gas properties acquired by the Company since it changed its business plan subsequent to its fiscal year ended March 31, 2006 from mining to oil and gas exploration, development and production. Along with the Big Muddy Field acquisition on January 4, 2007, the Properties constitute substantially all of the Company's operations going forward. Therefore, you agree that the Properties meet the definition of a predecessor in Rule 405 of Regulation C.

      You have cited SAB Topic 2D and the staff's *Frequently Requested Accounting and Reporting Interpretations and Guidance* outline available on the SEC's website in support of your presentation of audited Statements of Revenues and Direct Operating Expenses for the Properties for the nine months ended September 30, 2006 and the year ended December 31, 2005 in your Form 8-K, as amended, reporting the acquisition.   You propose to amend your Form S-1 filed March 6, 2007 to include audited Statements of Revenues and Direct Operating Expenses for the Properties for the two years ended December 31, 2006 (although we note the pre-acquisition financial statements of the Properties should not extend beyond the December 22, 2006 acquisition date) in reliance on Rule 3-05(b)(2)(iv) of Regulation S-X.   The accommodations you have cited are not available for the predecessor of a registrant. A registrant is required to provide financial statements for its predecessor that comply with Rules 3-01 through 3-04 of Regulation S-X, rather than pursuant to Rule 3-05 of Regulation S-X. Therefore, the Company is required to provide audited full carve-out financial statements for the Properties for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 to December 22, 2006 in your Form 8-K reporting the acquisition and in your Form S-1. However, the relief you have requested is available for the financial statements required to be provided in your Form S-1 and in your Form 8-K, as amended, with respect to the Company's acquisition of the Big Muddy Field.

We will not waive the requirements of Forms 8-K or S-1. We acknowledge your inability to file the audited full carve-out financial statements of the Properties for the periods required by the Rules and Forms, however, (notwithstanding this Division's prior practice) please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since you did not file the required financial statements of the Properties and complete pro forma financial information within the extended time period provided by Form 8-K, we will not consider them to have been timely filed for purposes of Form S-3.

Further, until you file audited full carve-out financial statements of the Properties for the time span required under Rules 3-01 through 3-04 of Regulation S-X and the complete pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required predecessor financial statements. This restriction does not apply to:
  (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
  (b) dividend or interest reinvestment plans;
  (c) employee benefit plans;
  (d) transactions involving secondary offerings; or
  (e) sales of securities under Rule 144.

The staff's conclusion is based solely on the information included in your letter and in the Company's filings. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant